                                                                     EXHIBIT (b)

                       GOLDMAN SACHS CREDIT PARTNERS L.P.
                                 85 BROAD STREET
                            NEW YORK, NEW YORK 10004


PERSONAL AND CONFIDENTIAL


March 10, 2000


Payless ShoeSource, Inc.
3231 E. Sixth Street
Topeka, KS  66607-2207

Attention:        Mr. Ullrich E. Porzig
                  Chief Financial Officer

                  Re:    Senior Facilities

Ladies and Gentlemen:

We are pleased to confirm the arrangement under which Goldman Sachs Credit Partners L.P. ("GSCP") is exclusively authorized by Payless ShoeSource, Inc., a Delaware corporation (the "Company"), to act a sole Lead Arranger and sole Syndication Agent in connection with, and commits to provide the financing for, certain loans described herein, in each case on the terms and subject to the conditions set forth in this letter, the attached Annex A and the attached Annex B (together, the "Commitment Letter").

We understand that, although the structure and certain terms of the transaction have yet to be finally determined, the Company intends to consummate a recapitalization of the Company (the "Recapitalization") pursuant to which the Company will purchase and retire certain shares of its outstanding common stock for an aggregate purchase price not in excess of $400.0 million plus fees and expenses and will refinance approximately $122.0 million of certain existing indebtedness of the Company and its subsidiaries.

The Company intends to establish a single credit facility to consist of up to $400.0 million under a senior secured term loan facility (the "Term Facility") and up to $200.0 million under a senior secured revolving credit facility (the "Revolving Facility", together with the Term Facility, the "Facilities"). The proceeds from the Term Facility and up to $50.0 million under the Revolving Facility are expected to be used, together with the Company's existing on-hand cash, to finance the Recapitalization and pay transaction costs. Amounts available under the Revolving Facility are also expected to be used to provide working capital and for general and other corporate purposes.

GSCP is pleased to confirm its commitment to act as sole Lead Arranger to provide the Company with structuring advice in connection with the Facilities and as sole Syndication Agent to provide the Company with syndication advice in connection with the Facilities and to provide the

Payless ShoeSource, Inc.
March 10, 2000
Page 2

Company the full $600.0 million of the Facilities, in each case on the terms and subject to the conditions contained in this Commitment Letter. Our fees for such services are set forth in a separate fee letter (the "Fee Letter") entered into by the Company and GSCP on the date hereof.

GSCP's commitment is subject, in its discretion, to the following conditions:
(i) there shall not have been, since the date of the most recent audited financial statements of the Company furnished by the Company to GSCP, any change in the capital stock or long-term debt of the Company and its subsidiaries, or any adverse change, in or affecting the general affairs, management, financial position, stockholders' equity, results of operations or prospects of the Company and its subsidiaries, (ii) there shall not have been any disruption or adverse change in the financial or capital markets generally, or in the market for loan syndications in particular, which in any such case under clause (i) or
(ii) GSCP, in its reasonable, good faith judgment, deems material and (iii) the Facilities being assigned a credit rating by each of Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Ratings Group ("S&P"). GSCP's commitment is also subject, in its discretion, to the satisfactory negotiation, execution and delivery of appropriate loan documents relating to the Facilities, including, without limitation, a credit agreement, guaranties, pledge agreements, opinions of counsel and other related definitive documents (collectively, the "Loan Documents") to be based upon and substantially consistent with the terms set forth in this Commitment Letter. In addition, GSCP's commitment is subject to the condition that we have not become aware after the date hereof of any new or inconsistent information or other matter with respect to legal and regulatory issues relevant to the Company and its subsidiaries which we, in our judgment, deem is material and adverse.

The terms of this Commitment Letter are intended as an outline of certain of the material terms of the Facilities, but do not include all of the terms, conditions, covenants, representations, warranties, default clauses and other provisions that will be contained in the Loan Documents. The Loan Documents shall include, in addition, provisions that are customary or typical for financings of this type and other provisions that GSCP may reasonably determine (after consultation with the Company) to be appropriate in the context of similar transactions of this type.

GSCP intends and reserves the right to syndicate the Facilities to the Lenders (as defined in the attached Annex B). GSCP shall select the Lenders with the Company's consent, not to be unreasonably withheld. A Lender reasonably acceptable to the Company and GSCP will be identified by GSCP to act as collateral agent and administrative agent for the Lenders (the "Administrative Agent"). GSCP will lead the syndication, including determining the timing of all offers to potential Lenders, any title of agent or similar designations awarded to any Lender and the acceptance of commitments, the amounts offered and the compensation provided to each Lender from the amounts to be paid to GSCP pursuant to the terms of this Commitment Letter and the Fee Letter. GSCP will determine the final commitment allocations and will notify the Company of such determinations. To ensure an orderly and effective syndication of the Facilities, you agree that, until 180 days following the date of the consummation of the Recapitalization, you will not, and will not permit any of your affiliates to, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions

Payless ShoeSource, Inc.
March 10, 2000
Page 3

concerning the syndication or issuance of, any debt facility or debt security of the Company or any of its subsidiaries (other than the Facilities and other indebtedness contemplated hereby), including any renewals or refinancings of any existing debt facility or debt security, without the prior written consent of GSCP.

         The Company agrees to cooperate with GSCP in connection with (i) the preparation of an information package regarding the business, operations and prospects of the Company, including, without limitation, the delivery of all information relating to the transactions contemplated hereunder prepared by or on behalf of the Company deemed reasonably necessary by GSCP to complete the syndication of the Facilities and (ii) the presentation of such information package in bank meetings and other communications with prospective Lenders in connection with the syndication of the Facilities. The Company shall be solely responsible for the contents of any such information package and presentation and acknowledges that GSCP will be using and relying upon the information contained in such information package and presentation without independent verification thereof. In addition, the Company represents and covenants that (i) all information, other than projections (the "Projections"), provided directly or indirectly by the Company to GSCP of the Lenders in connection with the transactions contemplated hereunder is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading and (ii) the Projections that have been or will be made available by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions (it being understood that the Projections are subject to significant uncertainties and contingencies, many of which are beyond the Company's control, and that no assurance can be given that the Projections will be realized).

In connection with arrangements such as this, it is our firm policy to receive indemnification. The Company agrees to the provisions with respect to our indemnity and other matters set forth in Annex A which is incorporated by reference into this Commitment Letter.

Please note that this Commitment Letter, the Fee Letter and any written or oral advice provided by GSCP in connection with this arrangement are exclusively for the information of the Board of Directors and senior management of the Company and may not be disclosed to any third party or circulated or referred to publicly without our prior written consent, except, after providing written notice to GSCP, pursuant to a subpoena or order issued by a court of competent jurisdiction

Payless ShoeSource, Inc.
March 10, 2000
Page 4

or by a judicial, administrative or legislative body or committee. In addition, we hereby consent to your disclosure of such advice to your officers, directors, agents and advisors who are directly involved in the consideration of the Facilities to the extent such persons are obligated to hold such advice in confidence. If approval of the Company's stockholders is required in order to consummate the Recapitalization and reference to GSCP and this Commitment Letter is required to be made in a proxy statement of the Company relating thereto to be filed under the Federal Securities laws, GSCP will not unreasonably withhold our consent thereto so long as we have reasonably approved in advance the text of any such disclosure.

As you know, GSCP may from time to time effect transactions, for its own action or the account of customers, and hold positions in loans or options on loans of the Company and other companies that may be the subject of this arrangement. In addition, Goldman Sachs & Co. is a full service securities firm and as such may from time to time effect transactions, for its own account or the account of customers, and hold positions in securities or options on securities of the Company and other companies that may be the subject of this arrangement. In addition, GSCP may employ the services of its affiliates in providing certain services hereunder and may exchange with such affiliates information concerning the Company and other companies that may be the subject of this arrangement, and such affiliates shall be entitled to the benefits afforded to GSCP hereunder.

GSCP's commitment hereunder shall terminate on June 3, 2000 unless the closing of the Facilities, on the terms and subject to the conditions contained herein, shall have consummated. GSCP and the Company agree by execution hereof that GSCP's commitment and GSCP's and the Company's obligations (other than the Company's obligations with respect to confidentiality, indemnification and reimbursement of fees, costs and expenses) under the commitment letter dated December 12, 1999 among GSCP and the Company (the "Prior Commitment Letter") terminated. This Commitment Letter supersedes and replaces in its entirety the Commitment Letter dated March 7, 2000 between GSCP and the Company (the "Prior Commitment Letter") and GSCP and the Company agree by execution hereof that the Prior Commitment Letter is null and void.

                  [Remainder of page intentionally left blank]

Payless ShoeSource, Inc.
March 10, 2000
Page 5

Please confirm the foregoing is in accordance with your understanding by signing and returning to GSCP the enclosed copy of this Commitment Letter, together, if not previously executed and delivered, with the Fee Letter, on or before 5:00 p.m. (New York time) on March 11, 2000, whereupon this Commitment Letter and the Fee Letter shall become binding agreements between us. If not signed and returned as described in the preceding sentence by such date, this offer will terminate on such date. We look forward to working with you on this assignment.

Very truly yours,

GOLDMAN SACHS CREDIT PARTNERS L.P.



By:   /s/______________________________
                Authorized Signatory


                                      ACCEPTED AS OF THE DATE ABOVE:

                                      PAYLESS SHOESOURCE, INC.



                                      By:_____________________________
                                         Name:
                                         Title:

                                     ANNEX A

In the event that GSCP becomes involved in any capacity in any action, proceeding or investigation brought by or against any person, including stockholders of the Company, in connection with or as a result of either this arrangement or any matter referred to in this Commitment Letter or the Fee Letter (together, the "Letters"), the Company periodically will reimburse GSCP for its documented and reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. The Company also will indemnify and hold GSCP harmless against any and all losses, claims, damages or liabilities to any such person in connection with or as a result of either this arrangement or any matter referred to in the Letters, except to the extent that any such loss, claim, damage or liability results from the gross negligence, willful misconduct or bad faith of GSCP in performing the services that are the subject of the Letters. If for any reason the foregoing indemnification is unavailable to GSCP or insufficient to hold it harmless, then the Company shall contribute to the amount paid or payable by GSCP as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative economic interests of the Company and its stockholders on the one hand and GSCP on the other hand in the matters contemplated by the Letters as well as the relative fault of the Company and GSCP with respect to such loss, claim, damage or liability and any other relevant equitable considerations. The reimbursement, indemnity and contribution obligations of the Company under this paragraph shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to any affiliate of GSCP and the partners, directors, agents, employees and controlling persons (if any), as the case may be, of GSCP and any such affiliate (each, an "Indemnified Party"), and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, GSCP, any such affiliate and any such person. The Company also agrees that no Indemnified Party shall have any liability to the Company or any person asserting claims on behalf of or in right of the Company in connection with or as a result of either this arrangement or any matter referred to in the Letters except to the extent that any losses, claims, damages, liabilities or expenses incurred by the Company result from the gross negligence, willful misconduct or bad faith of such Indemnified Party in performing the services that are the subject of the Letters. Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of either this arrangement or any matter referred to in the Letters is hereby waived by the parties hereto. The provisions of this Annex A shall survive any termination or completion of the arrangement provided by the Letters, and this Commitment Letter shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

                                     ANNEX B

                            PAYLESS SHOESOURCE, INC.

                SUMMARY OF TERMS AND CONDITIONS OF THE FACILITIES

This Summary of Terms and Conditions outlines certain terms of the Facilities referred to in the Commitment Letter, of which this Annex B is a part. Certain capitalized terms used herein are defined in the Commitment Letter.

BORROWER:                           Payless ShoeSource, Inc., a Delaware
                                    corporation (the "Company"), and/or one or more wholly-owned subsidiaries of the
                                    Company acceptable to the Arranger.

GUARANTORS:                         The Company (if the Company is not the
                                    Borrower) and all subsidiaries of the
                                    Borrower (other than any foreign
                                    subsidiaries to the extent such guaranties would result in material adverse tax consequences) shall guaranty (the
                                    "Guarantee") all obligations under the
                                    Facilities.

PURPOSE/USE                         To finance the Recapitalization, including
OF PROCEEDS:                        to refinance certain existing debt of the
                                    Company and its subsidiaries, and to pay transaction costs, to provide working capital and for general corporate purposes.

SOLE LEAD ARRANGER AND SOLE         Goldman Sachs Credit Partners L.P. (in such
SYNDICATION AGENT:                  capacity, the "Arranger").


ADMINISTRATIVE AGENT:               A Lender reasonably acceptable to the
                                    Company and GSCP (such Lender, in such
                                    capacity, the "Administrative Agent").

LENDERS: GSCP and/or other financial institutions selected by GSCP with the consent (not to be unreasonably withheld) of the Company (each a "Lender" and collectively, the "Lenders").

AMOUNT OF SENIOR FACILITIES:        Up to $600 million of senior bank financing
                                    (the "Facilities") to include:

                                       (i)  a $400.0 million senior term loan
                                            (the "Term Facility"); and

                                       (ii) a $200.0 million senior revolving
                                            credit facility (the "Revolving
                                            Facility").

AVAILABILITY:                       Term Facility - One drawing may be made
                                    under the Term Facility on the Closing Date to finance the Recapitalization, including to refinance certain existing debt, and to pay transaction costs.

                                    Revolving Facility - The entire amount of the Revolving Facility will be available on the Closing Date to provide working capital and for general corporate and other purposes. Amounts available under the Revolving Facility may be borrowed, repaid and reborrowed until the fifth anniversary of the Closing Date.

MATURITIES:                         Term Facility: 5th anniversary of the
                                    Closing Date

                                    Revolving Facility: 5th anniversary of the Closing Date

CLOSING DATE:                       The date on or before June 3, 2000 on which
                                    the initial borrowings under the Facilities are made.

AMORTIZATION:                       Term Facility: The Term Facility will be
                                    amortized in equal quarterly installments during the periods set forth below:

                                    Year Following the Closing         Term
                                    Date                             Facility
                                    Year 1                             5.0%
                                    Year 2                            12.5%
                                    Year 3                            20.0%
                                    Year 4                            27.5%
                                    Year 5                            35.0%

                                    Revolving Facility: The Revolving Facility will be fully revolving until 5 years from the Closing Date

LETTERS OF CREDIT:                  At the Borrower's option, the entire $200
                                    million of the Revolving Facility will be made available for the issuance of letters of credit ("Letters of Credit"). The entire amount of the Revolving Facility will be available on the Closing Date for the issuance of Letters of Credit.

INTEREST RATE:                      All amounts outstanding under the Facilities
                                    shall bear interest from the Closing Date until the six-month anniversary of the Closing Date at the Borrower's option as follows:

                                         (i)  at the reserve adjusted Eurodollar
                                              Rate plus 2.00% per annum; or

                                         (ii) at the Base Rate plus 1.00% per
                                              annum;



                                   ANNEX B-2
                                    provided, however, that if the Borrower
                                    receives a senior unsecured debt rating of at least Ba1 and BB+ from each of Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Ratings Group ("S&P"), respectively, in connection with the ratings required to be delivered on or about the Closing Date, the above applicable margins for the reserve adjusted Eurodollar Rate and the Base Rate shall be reduced to 1.75% and 0.75%, respectively.

                                    After the six-month anniversary of the
                                    Closing Date, the applicable margins with respect to the interest rates for the Facilities will be subject to adjustments based on a performance pricing grid as follows:

                                          TOTAL
                                       DEBT/EBITDA
                                          RATIO                        APPLICABLE MARGINS
                                    FROM           TO          EURODOLLAR RATE          BASE RATE
                                   >1.75x                          2.00%                 1.00%
                                    1.25          1.75             1.75%                 0.75%
                                    0.75          1.25             1.50%                 0.50%
                                   <0.75x                          1.25%                 0.25%

                                    ; provided, however, that if the Borrower receives a senior unsecured debt rating of at least Ba1 and BB+ from each of Moody's and S&P, respectively, in connection with the ratings required to be delivered on or about the Closing Date, the applicable margins for the reserve adjusted Eurodollar Rate and the Base Rate shall not exceed 1.75% and 0.75%, respectively.

                                    As used herein, the term "reserve adjusted
                                    Eurodollar Rate" shall have a meaning
                                    customary and appropriate for financings of this type, and the basis for calculating accrued interest and the interest periods for loans bearing interest at the reserve adjusted Eurodollar Rate shall be customary and appropriate for financings of this type.

                                    As used herein, the term "Base Rate" shall have a meaning customary and appropriate for financings of this type, and will include the rate per annum (rounded to the nearest 1/100 of 1%) equal to the greater of (i) the Administrative Agent's prime lending rate in effect from time to time and (ii) the Federal Funds Effective Rate in effect from time to time plus 1/2 of 1%.


                                   ANNEX B-3

                                    Interest on outstanding amounts following the occurrence and during the continuance of an Event of Default shall accrue at a rate equal to the rate on loans bearing interest at the rate determined by reference to the Base Rate plus an additional two percentage points (2.00%) per annum and shall be payable on demand.

INTEREST PAYMENTS:                  Quarterly for loans bearing interest with
                                    reference to the Base Rate; on the last day of selected interest periods (which shall be one, two, three and six months) for loans bearing interest with reference to the reserve adjusted Eurodollar Rate (and at the end of every three months, in the case of interest periods of longer than three months); and upon prepayment, in each case payable in arrears and computed on the basis of, in the case of Base Rate loans, a 365/366-day year, and in all other cases, a 360-day year.

FUNDING PROTECTION:                 Customary for transactions of this type,
                                    including breakage costs, gross-up for
                                    withholding, compensation for increased
                                    costs and compliance with capital adequacy and other regulatory restrictions.

COMMITMENT FEES:                    Commitment fees based on the daily average
                                    unused portion of the Revolving Facility
                                    (reduced by the amount of letters of credit issued and outstanding) shall accrue from the Closing Date and shall be payable quarterly in arrears on the unused portion of the Revolving Facility at a rate per annum equal to:

                                        (i)       until the six-month
                                                  anniversary of the Closing
                                                  Date, 0.50%; provided,
                                                  however, that if the Borrower
                                                  receives a senior unsecured
                                                  debt rating of at least Bal
                                                  and BB+ from each of Moody's
                                                  and S&P, respectively, in
                                                  connection with the ratings
                                                  required to be delivered on or
                                                  about the Closing Date, the
                                                  rate per annum for such period
                                                  shall be reduced to 0.35%; and

                                        (ii)      after the six-month
                                                  anniversary of the Closing
                                                  Date, a percentage per annum
                                                  based on a performance pricing
                                                  grid as follows:




                                   ANNEX B-4

                                                        TOTAL DEBT/EBITDA RATIO                 COMMITMENT
                                                                                              FEES PERCENTAGE
                                                        FROM               TO
                                                        >1.75x                                  0.500%
                                                         1.25            1.75                   0.350%
                                                         0.75            1.25                   0.300%
                                                        <0.75x                                  0.250%

                                                  ; provided, however, that if
                                                  the Borrower receives a senior
                                                  unsecured debt rating of at
                                                  least Bal and BB+ from each of
                                                  Moody's and S&P, respectively,
                                                  in connection with the ratings
                                                  required to be delivered on or
                                                  about the Closing Date, the
                                                  above per annum commitment fee
                                                  percentage shall not exceed
                                                  0.350%.


LETTERS OF CREDIT FEES:             The letter of credit fee shall be a
                                    percentage per annum equal to the applicable margin for Eurodollar Rate loans under the Revolving Facility, which shall be shared by all Lenders, and an additional fronting fee of a percentage per annum to be mutually agreed upon with the Administrative Agent, which shall be retained by the Lender issuing the letter of credit, in each case based upon the applicable percentage multiplied by the amount available from time to time for drawing under such letter of credit. In addition, certain customary fees assessed by the issuing Lender shall be payable.

VOLUNTARY PREPAYMENTS:              The Facilities may be prepaid in whole or in
                                    part without premium or penalty (provided that loans bearing interest with reference to the reserve adjusted Eurodollar Rate shall be prepayable only on the last day of the related interest period unless the Borrower pays any related "broken funding" costs). Voluntary prepayments shall be applied between the Facilities as determined by the Borrower; provided that voluntary prepayments of the Term Facility shall be applied as follows: (i) 50% of each prepayment shall be applied to the next scheduled amortization payments in order of maturity and (ii) the remaining 50% of each prepayment shall be applied on a pro rata basis to the then-remaining scheduled amortization payments.

MANDATORY PREPAYMENTS:              Usual and customary for a transaction of
                                    this type, including but not limited to the following:

                                    1.       Asset Sales - 100% of the Net
                                             Proceeds (hereinafter defined) from
                                             asset divestitures aggregating in
                                             excess of $10,000,000 in any fiscal
                                             year. As used herein, "Net
                                             Proceeds" shall mean,




                                   ANNEX B-5
                                             with respect to any asset
                                             divestiture, all proceeds thereof
                                             net of related costs associated
                                             with (x) liquidation of inventory,
                                             (y) termination of operating leases
                                             or (z) employee severance.

                                    2.       Debt Offerings - 100% of the net
                                             proceeds in excess of $25,000,000
                                             in any fiscal year from the
                                             issuances of debt or preferred
                                             stock securities (with exceptions
                                             to be agreed upon, including
                                             (subject to further review and
                                             approval by the Arranger, which
                                             approval shall not unreasonably be
                                             withheld) IRB debt issued by the
                                             Borrower).

                                    3.       Insurance/Condemnation Proceeds -
                                             100% of the net proceeds from any
                                             insurance or condemnation events
                                             aggregating in excess of
                                             $10,000,000 in any fiscal year.

                                    The mandatory prepayment provisions, which are in addition to the scheduled amortization of the Term Facility, shall apply until the Borrower has received a senior unsecured debt rating of at least Baa3 and BBB- from each of Moody's and S&P, respectively.

                                    All such prepayments shall be applied
                                    without penalty or premium (except for
                                    breakage costs, if any) to repay outstanding loans under the Term Facility as follows:
                                    (i) 50% of such proceeds applied to the
                                    remaining scheduled amortization payments in the inverse order of maturity and (ii) the remaining 50% of such proceeds applied on a pro rata basis among the then-remaining scheduled amortization payments.


SECURITY:                           Until such time as the Borrower has received
                                    a senior unsecured debt rating of at least
                                    Baa3 and BBB- from each of Moody's and S&P, respectively, the Facilities and Guarantees shall be secured by a first priority perfected security interest in all of the capital stock of the Borrower (if the Borrower is not the Company) and each of the domestic subsidiaries (direct or indirect) of the Borrower now owned or hereafter acquired or created and 65% of the capital stock of each foreign subsidiary directly owned by the Borrower or a domestic subsidiary of the Borrower, which capital stock shall not be subject to any other lien or encumbrance. All other present and future assets and properties of the Borrower and its domestic subsidiaries (including, without limitation, accounts receivable, inventory, real property, machinery, equipment, contracts, trademarks, copyright, patents, license rights and general intangibles) shall be subject to a negative pledge.




                                   ANNEX B-6

                                    The foregoing security shall ratably secure the Facilities and any interest rate swap/foreign currency swap or similar agreements with a Lender or its affiliates under the Facilities entered into in the ordinary course of Borrowers' and its subsidiaries' business and not for speculative purposes.

REPRESENTATIONS AND                 Customary and appropriate including, without
WARRANTIES:                         limitation, due organization and
                                    authorization, execution, delivery and
                                    enforceability of the Loan Documents,
                                    financial condition, no material adverse change, title to properties, liens, litigation, payment of taxes, compliance with laws, environmental and ERISA matters, Year 2000 compliance, consents and approvals and full disclosure.

AFFIRMATIVE COVENANTS:              Usual and customary for a credit agreement
                                    of this type including but not limited to:
                                    financial reports, certificates, other
                                    information; notices; books, records and inspections; insurance; maintenance of corporate existence, etc.; maintenance of property; compliance with laws, payment of taxes and liabilities; compliance with
                                    ERISA; environmental laws; additional
                                    guarantors; and Year 2000 compliance.


NEGATIVE COVENANTS:                 Usual and customary for a credit agreement
                                    of this type including but not limited to:

                                    Liens. Limitation on liens except for the Permitted Liens (to be mutually agreed upon) plus a basket of $50 million.

                                    Consolidations and Mergers. Subsidiaries may merge with and into other subsidiaries or the Borrower as long as the Borrower or the Guarantor as the case may be is the survivor and no Event of Default exists or arises from the transaction.

                                    Indebtedness. Limitation on indebtedness with usual and customary exceptions to be mutually agreed upon and exceptions for secured indebtedness in an amount to be mutually agreed upon and for subordinated indebtedness provided no default or event of default exists or would result therefrom and the Borrower demonstrates pro forma covenant compliance after giving effect thereto.

                                    Capital Expenditures. Limitation on capital expenditures equal to $165 million in the fiscal year ending February 3, 2001 and $150 million for each fiscal year thereafter, with the ability to carry forward from one fiscal year to future fiscal years the amount equal to the difference between permitted capital expenditures and actual capital expenditures for such fiscal year. This limitation shall expire when the Borrower has received a senior unsecured debt rating of at least Baa3 and BBB-from each of Moody's and S&P, respectively.

                                   ANNEX B-7

                                    Asset Dispositions. Limitation on asset
                                    dispositions to be mutually agreed upon
                                    subject to a threshold of 5% of net tangible assets in the aggregate measured on a cumulative basis from the Closing Date.

                                    Sale-Leaseback Transactions. Limitation on sale-leaseback transactions subject to exclusion for one or more future transactions aggregating up to $75 million measured on a cumulative basis from the Closing Date.

                                    Limitation on Stock Repurchases. Other than the repurchase of common stock in accordance with the Recapitalization, repurchases of Borrower's common stock will be limited to $25 million in the fiscal year ending February 3, 2001 and $50 million in each following fiscal year. This limitation shall expire when the Borrower has received a senior unsecured debt rating of at least Baa3 and BBB- from each of Moody's and S&P, respectively.


                                    Subsidiary Indebtedness. Limitation on
                                    subsidiary indebtedness (excluding
                                    subordinated intercompany indebtedness among the Borrower and its domestic subsidiaries) to $35 million with exceptions for certain existing indebtedness, refinancing of existing indebtedness, and certain indebtedness of foreign subsidiaries.


                                    Advances and Investments. Limitation on
                                    advances and other investments (including investments in subsidiaries) with usual and customary exceptions to be mutually agreed upon plus a basket of $50 million for other advances and investments.

                                    Acquisitions. Permitted acquisitions will not exceed $200 million in the aggregate and must be friendly acquisitions of companies in substantially the same business as the Borrower. The Borrower must demonstrate pro forma covenant compliance giving effect to the transaction, be the survivor, and provide any information requested by the Lenders. Permitted acquisitions in excess of the basket amount will need the approval of the Requisite Lenders until such time as the Borrower has received a senior unsecured debt rating of at least Baa3 and BBB- from each of Moody's and S&P, respectively.


                                    Other. Limitations on: transactions with affiliates; ERISA; change in business; accounting changes (GAAP); use of proceeds; incurrence of contingent obligations; and restrictions affecting subsidiaries.


FINANCIAL COVENANTS:                Total Debt to EBITDA. Not permit the
                                    Leverage Ratio to exceed 2.00:1.00.


                                   ANNEX B-8

                                    Minimum Fixed Charge Coverage. Not permit the ratio of EBITDAR to Interest Expense plus Rent Expense as measured on a rolling four quarter basis to be less than 1.75:1.00.

                                    Total Debt (including PVOL) to Total
                                    Capitalization. Commencing at the end of the first fiscal quarter which ends closest to January 2001, not permit the ratio of Total Debt plus the present value of operating leases ("PVOL") to Total Capitalization (to be defined to equal the sum of Total Debt, PVOL and shareholders' equity) to exceed 80% prior to the end of the fiscal quarter which ends closest to January, 2002 or 70% thereafter.

                                    The financial covenants will be tested at the end of each relevant fiscal quarter.

EVENTS OF DEFAULT:                  Customary and appropriate including, without
                                    limitation, failure to make payments when due, defaults under other agreements or instruments of indebtedness, noncompliance with covenants, breaches of representations and warranties, bankruptcy, judgments in excess of specified amounts, ERISA, impairment of security interests in collateral, invalidity of guarantees,
                                    "changes of control" (to be defined in a mutually agreed upon manner).

CONDITIONS PRECEDENT TO             1.       Satisfactory Documentation. The
INITIAL BORROWINGS:                          definitive documentation evidencing
                                             the Facilities shall be prepared by
                                             counsel to the Arranger and shall
                                             be in form and substance
                                             satisfactory to the Arranger, the
                                             Administrative Agent and the
                                             Lenders.

                                    2.       Security. The Administrative Agent,
                                             for the benefits of the Lenders,
                                             shall have been granted perfected
                                             first priority security interests
                                             in all assets to the extent
                                             described above under the heading
                                             "Security" in form and substance
                                             satisfactory to the Arranger and
                                             the Administrative Agent.

                                    3.       Environmental Matters. The Lenders
                                             shall have received certificates
                                             and such other information which
                                             the Arranger and the Administrative
                                             Agent may reasonably request
                                             relating to the Company and its
                                             subsidiaries in form, scope and
                                             substance reasonably satisfactory
                                             to the Arranger and the
                                             Administrative Agent concerning any
                                             environmental liabilities.

                                    4.       No Material Adverse Change. Since
                                             January 30, 1999, there shall not
                                             have been any adverse change, in or
                                             affecting the general affairs,
                                             management, financial position,
                                             shareholders' equity, results of
                                             operations or prospects of the
                                             Company and its subsidiaries, which
                                             the Arranger, in its judgment,
                                             deems material.


                                   ANNEX B-9

                                    5.       No Disruption of Financial and
                                             Capital Markets. There shall not
                                             have been any disruption or adverse
                                             change in the financial or capital
                                             markets generally or in the market
                                             for loan syndications in
                                             particular, which the Arranger, in
                                             its judgment, deems material.

                                    6.       Financial Statements. The Lenders
                                             shall have received the audited
                                             financial statements for the
                                             Company and its subsidiaries for
                                             the period ended January 30, 1999,
                                             the unaudited financial statements
                                             for the Company and its
                                             subsidiaries for the most recently
                                             concluded quarterly period, and the
                                             same store comparable sales flash
                                             report for the most recently
                                             concluded monthly period. The
                                             Lenders shall have received pro
                                             forma consolidated financial
                                             statements satisfactory to the
                                             Arranger and the Administrative
                                             Agent with respect to the Company
                                             for the fiscal year ended January
                                             30, 1999 and with respect to the
                                             fiscal quarter ended September 30,
                                             1999 (and each subsequent fiscal
                                             quarter, if any, ending at least 45
                                             days prior to the Closing Date),
                                             reflecting the Recapitalization as
                                             of the beginning of such periods.

                                    7.       Consents and Approvals. All
                                             necessary governmental and third
                                             party approvals in connection with
                                             the Facilities, the transactions
                                             contemplated by the Facilities and
                                             otherwise referred to herein shall
                                             have been obtained and remain in
                                             effect, and all applicable waiting
                                             periods shall have expired without
                                             any action being taken by any
                                             applicable authority, and no law or
                                             regulation shall be applicable in
                                             the reasonable judgment of the
                                             Arranger that restrains, prevents
                                             or imposes materially adverse
                                             conditions upon the
                                             Recapitalization or any of the
                                             financings contemplated hereby.

                                    8.       Payments of Amounts Due. All costs,
                                             fees, expenses (including, without
                                             limitation, legal fees and
                                             expenses, title premiums, survey
                                             charges and recording taxes and
                                             fees) and other compensation
                                             contemplated hereby payable to the
                                             Arranger, the Administrative Agent
                                             or the Lenders shall have been paid
                                             to the extent due.

                                    9.       Capital Structure; Related
                                             Agreements. The corporate structure
                                             of the Company and its
                                             subsidiaries, and all
                                             organizational documents and all
                                             material agreements relating to the
                                             capitalization and corporate
                                             structure of such entities shall be
                                             reasonably satisfactory to the
                                             Arranger.

                                    10.      Customary Closing Documents. All
                                             documents required to be delivered
                                             under the definitive financing
                                             documents, including



                                   ANNEX B-10
                                             customary legal opinions, corporate
                                             records and documents from public
                                             officials and officers'
                                             certificates, shall have been
                                             delivered.

                                    11.      Recapitalization Structure and
                                             Documentation. The Arranger and the
                                             Administrative Agent shall be
                                             reasonably satisfied with (i) the
                                             structure utilized to consummate
                                             the Recapitalization, (ii) the
                                             final terms and conditions of the
                                             Recapitalization, including without
                                             limitation, the price per share and
                                             number of shares to be acquired,
                                             and (iii) the proposed terms and
                                             conditions of the Recapitalization;
                                             the Arranger and the Administrative
                                             Agent shall be reasonably satisfied
                                             with all legal and tax aspects of
                                             the Recapitalization; all
                                             documentation relating to the
                                             Recapitalization, including,
                                             without limitation, the offer to
                                             purchase the Company's common stock
                                             and the retirement thereof (the
                                             "Offer to Purchase"), shall be in
                                             form and substance reasonably
                                             satisfactory to the Arranger and
                                             the Administrative Agent.

                                    12.      Consummation of the
                                             Recapitalization. The acquisition
                                             of the Company's common stock and
                                             the retirement thereof in
                                             connection with the
                                             Recapitalization shall have been
                                             consummated in accordance with the
                                             terms of the Offer to Purchase,
                                             without any waiver, amendment,
                                             supplement or other modification
                                             not consented to by the Arranger
                                             and the Administrative Agent (such
                                             consent not to be unreasonably
                                             withheld or delayed) of any term,
                                             provision or condition set forth
                                             therein, and in compliance with all
                                             applicable laws.

                                    13.      Litigation. There shall exist no
                                             action, suit, investigation,
                                             litigation or proceeding pending or
                                             threatened in any court or before
                                             any arbitrator or governmental
                                             instrumentality that (i) could be
                                             reasonably likely to have a
                                             material adverse effect on or
                                             affecting the general affairs,
                                             management, financial position,
                                             shareholders' equity or results of
                                             operations of the Company and its
                                             subsidiaries, or (ii) purports to
                                             affect the Facilities, the
                                             Recapitalization or any of the
                                             other transactions contemplated by
                                             the Facilities.

                                    14.      Margin Regulations. All loans made
                                             by the Lenders and all other loans
                                             or extensions of credit made by
                                             other parties to the Company or any
                                             of its affiliates shall be in full
                                             compliance with the Federal
                                             Reserve's Margin Regulations.

                                    15.      Solvency. The Company shall have
                                             delivered certificates and letters,
                                             in form and substance satisfactory
                                             to the Arranger and the
                                             Administrative Agent, attesting to
                                             the solvency of the



                                   ANNEX B-11

                                             Company and each Guarantor after
                                             giving effect to the transactions
                                             contemplated hereby, from the
                                             Company's chief financial officer.

                                    16.      Use of Proceeds, etc. All proceeds
                                             of the initial borrowing under the
                                             Facilities shall have been used by
                                             the Borrower to finance the
                                             Recapitalization, to pay
                                             transaction costs, to provide
                                             working capital and for general
                                             corporate purposes.

                                    17.      Discharge of Existing Debt.
                                             Concurrently with the initial
                                             borrowings under the Facilities, in
                                             connection with the
                                             Recapitalization, all pre-existing
                                             indebtedness (required to be
                                             reflected on a balance sheet) of
                                             the Company and its subsidiaries
                                             (other than (i) permitted
                                             intercompany indebtedness, (ii)
                                             permitted purchase money
                                             indebtedness and capitalized leases
                                             of the Company and its subsidiaries
                                             not in excess of $5 million in
                                             aggregate, and (iii) permitted
                                             industrial revenue bond
                                             indebtedness of the Company and its
                                             subsidiaries not in excess of $40
                                             million in the aggregate) shall
                                             have been repaid or repurchased in
                                             full, all commitments relating
                                             thereto shall have been terminated,
                                             and all liens or security interests
                                             related thereto shall have been
                                             terminated or released, in each
                                             case on terms reasonably
                                             satisfactory to the Arranger and
                                             the Administrative Agent.


CONDITIONS TO ALL BORROWINGS:       The conditions to all borrowings will
                                    include requirements relating to prior
                                    written notice of borrowing, the accuracy of representations and warranties, and the absence of any default (to be defined in the Loan Documents) or potential event of default (to be defined in the Loan
                                    Documents), and will otherwise be customary and appropriate for financings of this type.

ASSIGNMENTS AND                     The Lenders may assign all, or in an amount
PARTICIPATIONS:                     of not less than $5 million (or such lesser
                                    amount as may constitute the assigning
                                    Lender's entire commitment), any part of their respective shares of the Facilities to affiliates or one or more banks, financial institutions or other entities that are eligible assignees (to be described in the Loan Documents) which, in the case of assignments with respect to the Revolving
                                    Facility (other than the case of assignments made by or to GSCP), are acceptable to the Administrative Agent, such consent not to be unreasonably withheld, and upon such assignment, such affiliate, bank, financial institution or entity shall become a Lender for all purposes under the Loan Documents;
                                    provided, assignments made to affiliates and other Lenders shall not be subject to the above described consent or minimum assignment amount requirements. The
                                    Administrative Agent will receive a
                                    processing fee of $2,000 payable by the
                                    assignor or assignee, in connection with each assignment; provided, for any



                                   ANNEX B-12
                                    assignments made to affiliates, other
                                    Lenders or made by or to GSCP, the
                                    processing fee shall be $500. The Lenders will also have the right to sell participations, subject to customary limitations on voting rights, in their respective shares of the Facilities.

REQUISITE LENDERS:                  Lenders holding more than 50% of total
                                    commitments or exposure under the
                                    Facilities, except that (x) any amendment which would disproportionately affect the obligation of the Borrower to make payment of the loans under the Revolving Facility or the Term Facility shall not be effective without the approval of holders of more than 50% of such class of loans and (y) with respect to matters relating to the interest rates, maturity, amortization, collateral issues and the definition of Requisite
                                    Lenders, Requisite Lenders will be defined as Lenders holding 100% of total commitments or exposure of the Facilities affected thereby.

TAXES,                              All payments are to be made free and clear
RESERVE REQUIREMENTS                of any taxes (other than franchise taxes and
AND INDEMNITIES:                    taxes on overall net income), imposts,
                                    assessments, withholdings or other
                                    deductions whatsoever. Foreign Lenders shall furnish to the Administrative Agent appropriate certificates or other evidence of exemption from U.S. federal tax withholding. The Borrower will indemnify the Lenders against all increased costs of capital resulting from reserve requirements or otherwise imposed, in each case subject to customary increased costs, capital adequacy and similar provisions to the extent not taken into account in the calculation of the Base Rate or the Eurodollar Rate.

INDEMNITY:                          Customary and appropriate provisions
                                    relating to indemnity and related matters in a form reasonably satisfactory to the Arranger, the Administrative Agent and the Lenders.

GOVERNING LAW AND                   The Borrower and the Guarantors will submit
JURISDICTION:                       to the non-exclusive jurisdiction and venue
                                    of the federal and state courts of the State of New York and shall waive any right to trial by jury. New York law shall govern the Loan Documents.

ARRANGER'S COUNSEL:                 Skadden, Arps, Slate, Meagher & Flom LLP



The foregoing is intended to summarize certain basic terms of the Facilities. It is not intended to be a definitive list of all of the requirements of the Lenders in connection with the Facilities.


                                   ANNEX B-13